                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               WINWIN GAMING, INC.
                               -------------------
                                (Name of Issuer)

                                  COMMON STOCK
                                  ------------
                         (Title of Class of Securities)

                                    000-21566
                                    ---------
                                 (CUSIP Number)

                               WINWIN GAMING, INC.
                           2804 WHISPERING WIND DRIVE
                             LAS VEGAS, NEVADA 89117
                            TELEPHONE: (702) 233-4138
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  APRIL 1, 2003
                                  -------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item I; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D

                                    CUSIP NO.



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1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     BENJAMIN J. PERRY
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2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]
     NOT APPLICABLE
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3.   SEC Use Only

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4.   Source of Funds (See Instructions)
     PF
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5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

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6.   Citizenship or Place of Organization
     UNITED STATES
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               7.   Sole Voting Power
  NUMBER OF         8,900,000 SHARES OF COMMON STOCK
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           N/A
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           8,900,000 SHARES OF COMMON STOCK
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    N/A
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     8,900,000 SHARES OF COMMON STOCK
--------------------------------------------------------------------------------
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
     N/A
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     36.9% OF COMMON STOCK
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     INDIVIDUAL
--------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER

         This statement relates to the Common Stock, $.001 par value (the "Common Stock") and other securities of WinWin Gaming, Inc.(the "Issuer"), a Delaware corporation, which has its principal executive offices at 2804 Whispering Wind Drive, Las Vegas, Nevada 89117.

ITEM 2. IDENTITY AND BACKGROUND

         This statement relates to the securities of the Issuer that were acquired by Benjamin J. Perry whose principal business is worldwide gaming and lotteries The business address of Mr. Perry is: 2804 Whispering Wind Drive, Las Vegas, Nevada 89117.

         Mr. Perry has not during the last five years been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

         Mr. Perry is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Mr. Perry acquired 8,900,000 shares of the Common Stock, $.001 par value of the Issuer effective April 1, 2003, in exchange for all of his Common Stock in WinWin, Inc., a Nevada corporation.

ITEM 4. PURPOSE OF TRANSACTION

         The purpose of the acquisition of the securities of the Company by Mr. Perry was primarily for investment purposes.

         (a) There are no tentative plans and proposals to issue additional securities of the Company in exchange for assets.

         (b) There are no current plans or proposals regarding an extraordinary transaction, such as a specific merger, reorganization, or liquidation involving the Company or its subsidiaries, except as described in Item 3 above.

         (c) There are no current plans or proposals involving a sale or transfer of a material amount of the assets of the Company.

         (d) There are no plans to change the total authorized number of directors on the Board of Directors, or to change their term of office, except as disclosed by the Company in its Form 8-K current reports dated April 1, 2003 and April 3, 2003.



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         (e) There are no current plans or proposals to cause any material change in the present capitalization or dividend policy of the Company.

         (f) There are no current plans or proposals to make material changes in the Company's business or corporate structure, except as disclosed by the Company in its Form 8-K current reports dated April 1, 2003 and April 3, 2003.

         (g) There are no current plans or proposals to make any changes in the Company's charter, bylaws or similar instruments, or other actions that may impede the acquisition of control of the Company by any person, except as disclosed by the Company in its Form 8-K current reports dated April 1, 2003 and April 3, 2003.

         (h) There are no current plans or proposals to cause the Common Stock of the Company to be delisted from the over-the-counter Electronic Bulletin Board market.

         (i) There are no current plans or proposals to cause the Common Stock of the Company to become eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934.

         (j) There are no current plans or proposals regarding any action similar to those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         (a) As of the date hereof, Mr. Perry is the beneficial owner of 8,900,000 shares of the Common Stock of the Issuer which is held in the name of the Falcor Trust.

         (b) Mr. Perry has the sole power to vote and to dispose of the securities of the Issuer described herein.

         (c) No other purchases or sales of the Common Stock of the Issuer had been made by Mr. Perry during the 60 days preceding this purchase.

         (d) To the best knowledge of Mr. Perry, no other person or entity has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by him.

         (e) Not Applicable.



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


August 12, 2003

                                               By: s/Benjamin J. Perry
                                                   --------------------------
                                                   Benjamin J. Perry





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